LONG ISLAND FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2019

(with supplementary information)

Confidential

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46135

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LONG ISLAND FINANCIAL GROUP INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 WOODCREST DRIVE
(No. and Street)

Roslyn (City) NY (State) 11576 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STUART REIS 516-741-1966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN CPAs, LLP
(Name – *if individual, state last, first, middle name*)

132 NASSAU STREET SUITE 1023 (Address) NEW YORK (City) NY (State) 10038 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STUART REIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LONG ISLAND FINANCIAL GROUP, INC., as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stuart Reis
Signature

PRESIDENT
Title

Because of COVID - 19 notarization is not possible

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Long Island Financial Group, Inc.
Table of Contents
December 31,2019

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Long Island Financial Group, Inc.
2 Woodcrest Drive
Roslyn, NY 11576

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Long Island Financial Group, Inc. (the "Company") as of December 31, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The information contained in the "Computation of Net Capital" schedule has been subjected to audit procedures performed in conjunction with the audit of the Long Island Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the "Computation of Net Capital" schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as the Company's auditor since 2019
New York, NY
May 31, 2020

Long Island Financial Group, Inc.
Statement of Financial Condition
December 31, 2019

Assets

Assets:		
Cash	$	489
Due from clearing firm		36,457
Accounts Receivable		17,751
Loan to stockholder		38,594
Leasehold Improvements		
net of accumulated depreciation of $36,776		1,509
Total Assets	$	94,800

Liabilities and Stockholder's Equity

Liabilities:		
Accounts Payable & Accrued Expenses	$	27,584
Total Liabilities		27,584
Stockholder's Equity:		
Common stock, no par value ; authorized 100 shares issued and outstanding 4 shares		133,127
Additional paid-in capital		23,430
Retained deficit		(89,341)
Total stockholder's equity		67,216
Total liabilities and stockholders equity	$	94,800

The accompanying notes are an integral part of this statement

Long Island Financial Group, Inc.
Statement of Operations
For the Year Ended December 31, 2019

Revenues:	
Commissions	$ 290,730
Other	269
Total Revenue	290,999
Expenses:	
Commissions	83,293
Outside Services	53,260
Salary and Payroll Taxes	43,102
Rent	39,305
Professional Fees	33,869
Clearance	9,972
Auto	9,802
Office	8,668
Miscellaneous	7,574
Repairs and Maintenance	7,952
Depreciation Expense	1,790
Other	10,758
Total Expenses	309,345
Net Loss	$ (18,346)

The accompanying notes are an integral part of this statement.

Long Island Financial Group, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2019

	Number Of Shares	Common Stock	Additional Paid in capital	Accumulated Deficit	Total Stockholder's Equity
Balances- January 1, 2019	4	$ 133,127	$ 23,430	$ (70,995)	$ 85,562
Net Loss	0	-	-	(18,346)	(18,346)
Balances- December 31, 2019	4	$ 133,127	$ 23,430	$ (89,341)	$ 67,216

The accompanying notes are an integral part of this statement

Long Island Financial Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash Flows from Operating Activities	
Net Loss	$ (18,346)
Adjustments to reconcile net income to cash from operating activities:	
Depreciation	1,790
Changes in assets and liabilities	
Increase in accounts receivable	(9,332)
Increase from clearing broker	(270)
Increase in accounts payable	22,506
Net cash used in operating activities	(3,652)
Cash Flows from Financing Activities	
Reduction of Shareholder Loans	3,424
Net cash provided by financing activities	3,424
Net Decrease in Cash	(228)
Cash at Beginning of Year	717
Cash at End of Year	$ 489
Supplemental Disclosures of Cash Flow Information	
Cash paid during the year for:	
Taxes	$ 175

The accompanying notes are an integral part on this statement

Note 1- **Nature of Business**

Long Island Financial Group, Inc. (The "Company") is a New York State corporation formed in 1992, for the purpose in the resale of securities and mutual funds as a broker/dealer. The Company is registered with the Securities and Exchange Commission to be a broker/dealer pursuant to the Financial Industry Regulatory Authority, Inc. (FINRA)

Note 2- **Summary of Significant Accounting Policies**

a) **Recent Accounting Pronouncements**

In May 2014, the Financial Accounting Standard Board ("FASB") issued Account Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2013-09) to supersede nearly all existing revenue recognition guidance under U.S. GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-14), which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15,2017, with early adoption permitted but not earlier than the original effective date. The company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on the statement of financial condition and related disclosures.

b) **Revenue Recognition**

The Company principally earns commissions with securities transactions regarding mutual funds and variable annuities.

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 505)." ASU No.2014-09 establishes principals for recognizing revenue upon the transfer of promised goods to services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU-2015-14, which deferred the effective date of ASU No.2014-09; ASU No.2016-08, "Principal versus Agent Consideration (Reporting Revenue Gross versus Net" which clarified the implementation guidance on principal versus agent considerations in Topic 60; ASU No.2016-10, "Identifying Performance Obligations and Licensing", implementation guidance, ASU No. 2016-12 "Narrow-Scope improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606. Topic 606 (as amended) was effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company's execution transactions generally settle T+2, upon which no performance obligations remain to fulfill the Company's obligations to its customers.

c) **Income Taxes**
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead the stockholder is liable for individual income taxes on his respective shares of the Company's taxable income.

d) **Cash and Cash Equivalents**
The Company considers demand deposited money market funds to be cash equivalents.

e) **Fixed Assets**
Leasehold improvements are carried at cost and are depreciated over a useful life of 15 years using the straight line method.

f) **Use of Estimates**
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumption affect the reported amount of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3- Fair Value Measurements
The company carries its investments at fair value. ASC 820 Fair Value Measurements and disclosures defines fair value as the price that would be received to sell an asset or paid to transfer the liability (i.e., the "exit price") in an orderly transaction between market participants as the measurement date. ASC 829 established a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1- Fair values derived from unadjusted quotes prices of identical assets in active markets.

Level 2- Fair values derived from quotes prices of similar assets in active markets, quotes prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3- Fair values derived from inputs which are not observable in markets

Note 4 Commitments
Office Lease
The Company leases office space pursuant to a lease agreement that expired December 31,2019.
A new rental agreement was implemented for one year ending on December 31, 2020.
The total rent to be paid in year 2020 will be $39,305.

Note 5 Related Party Transactions
Rental Expense- Long Island Financial Group, Inc. pays rent to Stuart Reis who is also the president and only stockholder of Long Island Financial Group, Inc.

JCR Management is a corporation that is owned by a family member of Stuart Reis. JCR Management assists with the accounting and bookkeeping. The company was paid $1,600 in 2019.

The stockholder loan is with Stuart Reis who is a stockholder of Long Island Financial Group, Inc.
It is a non interest bearing loan with no payback period.

Note 6 Leasehold Improvements

Leasehold improvements at December 31, 2019 consists of:

Leasehold improvements	$38,276
Less accumulated depreciation	-$36,767
Net	$ 1,509

Note 7 Net Capital Requirement

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31,2019 the Company had net capital of $27,113 which was $5,000 in excess of its required net capital of $22,133. The Copany's net capital ratio was 101.74%.

Note 8 Subsequent Events

The Company has evaulated subsequent events through May 31, 2020, which is the date the financal statemens were available to be issued

A coronavirus (COVID-10) was reported in China. In January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which as continued to spread to additional countries, and nay related adverse public health developments, could adversely affect the Company's customers, service providers and suppliers as a result of quaratine, facility, closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, economies, and financial markets globally, potentially leading to an economic downturn. Ths ultimate impact of the COVID-19 is uncertain. Management continues to monitor the outbreakm however, as of the date of these consolidated financial statements, the potential impact of such on the Company's business and operations cannot be reasonably estimated.

The U.S. enacted the CARES Act which is an economic stimulus package to assist elgible small businesses to cover certain operational costs due t othe adverse impact of COVID-19. In addition, the CARES Act includes temporary tax law changes to provide additional relief to U.S. businesses and individual taxpayers.

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019 and through May 31, 2020 the date of the filing of the report. There have been material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statement as of December 31, 2019

Note 9 Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and indivudal investors. The Company introduces these transactions for clearance to another broker dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customer's in fulfilling their contractual obligations pursuant to securiites transactions can be directly impacted by volatile trading market which may impair the customer's ability to satisfy the obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it recieves from its clearing broker daily, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Long Island Financial Group, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Comission
December 31 ,2019

Credit Factors:		
Stockholder's Equity		$ 67,216
Total Credit Factors		67,216
Debit Factors:		
Loan from stockholder		38,594
Leasehold Improvements		1,509
Total Debit Factors		40,103
Net Capital		27,113
Less :		
Minimum net capital requirements		
Greater of 6-2/3% of Aggregate indebtedness		
or $5,000.00		5,000
Excess Net capital		$ 22,113
Capital Ratio (maximum allowance 1500%)		
(*) Aggregate indebtedness	27,584	
	= 101.74%	
Net Capital	27,113	
(*)Aggregate indebtedness		
Account Payable and accrued expenses		$ 27,584
Total Aggregate indebtedness		$ 27,584
Reconciliation with the Company's net capital as included in Part IIA of Form X-17A-5 as of December 31, 2019		
Net Capital as reported in the Company's Part IIA Unauditied Focus Report		$ 41,440
Audit Adjustments		(14,327)
Net Capital per Above		$ 27,113

The accompanying notes are an integral part of this statement

Long Island Financial Group, Inc.
Exemption Report
For the Year December 31, 2019

Long Island Financial Group, Inc. (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240. 17a-5 "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R §240. 17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following;

1) The Company claims an exemption from 240. 15c3-3 under section (k)(2)(ii).
2) The Company met such exemption provision in 240. 15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

I, Stuart Reis swear (or affirm) that, to the best of my knowledge and belief, this exemption report is true and correct.

By. Stuart Reis

Title- President

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Stockholders of
Long Island Financial Group, Inc.
2 Woodcrest Drive
Roslyn, NY 11576

Report of Independent Registered Public Accounting Firm

Gentlemen:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Long Island Financial Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Long Island Financial Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(ii), (the "exemption provisions") and (2) Long Island Financial Group, Inc. stated that Long Island Financial Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Long Island Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Long Island Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
May 31, 2020